Filed by: Pavilion Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Defiance Financial Corp.
Commission File No.:0-26850

March 3, 2008

Dear Bank of Lenawee Customer,

Pending expected regulatory and shareholder approval, Bank of Lenawee will become First Federal Bank at the close of business on Friday, March 14. Enclosed please find your new First Federal Bank ATM/Debit Card, which will serve as your ATM transaction card and a debit (or “check”) card for purchases beginning Monday, March 17. Your new PIN (Personal Identification Number) will be sent to you in a separate mailing in a few days.

Important: Your current Bank of Lenawee Cash2Go check card will not be useable after Monday March 17 at 7:00 a.m. You will need to begin using your new First Federal Bank card at that point. In order to use the new card, you will need to activate it first.

TO ACTIVATE YOUR NEW CARD:
You can activate your card anytime after 5:00 p.m. on Sunday March 16.
On the front of your new card, you will find a 24-hour activation number. Anytime after 5:00 p.m. on the 16th, you can call that number and press 1-1-6 to go directly to the new card activation service. The prompts will ask for your new card number, and your primary checking or savings account number, so have your account number ready when you call (your new First Federal Bank account numbers will be the same as your old Bank of Lenawee account numbers). That’s it! Your card will be ready to use on Monday, March 17th after 7:00 a.m.

IF YOU WANT TO CHANGE YOUR PIN:
If you want to change the PIN number assigned to you, simply take your card to any First Federal Bank (formerly Bank of Lenawee) ATM after Tuesday March 18, insert the card and follow the prompts. The process only takes a few minutes.

IMPORTANT NOTES:
•	The Bank of Lenawee offices will be closed at 5:00 p.m. on Friday March 14 and will remain closed all day Saturday, March 15 in order to convert to First Federal Bank offices. Regular business hours will resume on Monday, March 17.
•	The Bank of Lenawee ATMs will be open that weekend. You can use your Bank of Lenawee Cash2Go card as usual, until Monday March 17 at 7:00 a.m. when all Bank of Lenawee cards will be de-activated.
•	The Bank of Lenawee ATMs will then be down for conversion on Monday March 17 from 7:00 a.m. until 5:00 p.m. If you use another bank ATM during that time period and are charged a service fee, please save your receipt and we will be happy to reimburse your cost.
•	Your new First Federal Bank ATM/Debit card has a MasterCard logo on it, but it is not a credit card. The MasterCard company processes the debit card transactions and includes their logo to ensure your debit card will be accepted anywhere a MasterCard credit card is accepted.

We hope you enjoy the convenience of your new card. If you have any questions, please call us toll free at
1-877-367-8178. On behalf of your local branch manager, I want to thank you for your customer loyalty.
We look forward to serving you with new products and services and continuing the tradition of excellent customer service.

Sincerely,

/s/ Jeffrey D. Vereecke

Jeffrey D. Vereecke
Northern
Market President

601 Clinton Street • Defiance OH 43512
www.first-fed.com • Phone: 1-800-472-6292 or (419)782-5015
Member FDIC•Equal Housing Lender

          This communication shall not constitute an offer to sell or the solicitation of and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                First Defiance filed with the SEC (i) a Registration Statement on Form S-4 on December 12, 2007 and as amended on January 31, 2008 and (ii) a Rule 424(b)(3) prospectus/proxy statement on February 8, 2008, each concerning the merger of Pavilion Bancorp, Inc. into First Defiance (the “Merger”).  WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Defiance are available free of charge from the Secretary of First Defiance at 601 Clinton Street, Defiance, Ohio 43512, telephone (419) 782-5015.  INVESTORS SHOULD READ THE FORM S-4 AND PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.  Copies of all recent proxy statements and annual reports of First Defiance are also available free of charge by contacting First Defiance’s secretary.

        First Defiance, Pavilion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger.  Additional information about the directors and executive officers of First Defiance may be obtained through the SEC’s website from the definitive proxy statement filed by First Defiance with the SEC on March 20, 2007.  Additional information about the directors and executive officers of Pavilion may be obtained through the SEC’s website from the definitive proxy statement filed by Pavilion with the SEC on March 20, 2007.  Additional information about participants in the proxy solicitation and their interests in the transaction is contained in the joint prospectus/proxy statement filed with the SEC.